May 30, 2019

Mark Voll
Chief Financial Officer
Aquantia Corp
91 E. Tasman Drive, Suite 100
San Jose, CA 95134

       Re: Aquantia Corp
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 9, 2019
           File No. 001-38270

Dear Mr. Voll:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2, page 98

1. We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to
      Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended March 31, 2019.
 Mark Voll
Aquantia Corp
May 30, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Fay at 202-551-3812 or Gary Todd, Senior Staff Accountant, at 202-551-3605 with any questions.



FirstName LastNameMark Voll                               Sincerely,
Comapany NameAquantia Corp
                                                          Division of
Corporation Finance
May 30, 2019 Page 2                                       Office of Electronics
and Machinery
FirstName LastName